Exhibit 99.1

INTERNAL Q&A

General Transaction Information

Q: What was announced?

Forty Seven has entered into a definitive merger agreement to be acquired by Gilead for $95.50 per share, or approximately $4.9 billion in cash. We believe that this transaction represents the best step forward for our company.

Q: Who is Gilead? What do they do?

Gilead is a science-focused biopharmaceutical company with a clear mission: improving care for people with life-threatening diseases around the world. Gilead developed the world’s first once-daily, single table regimen for HIV, ushering in a new era in treatment. More recently, Gilead developed a cure for chronic hepatitis C virus. Today, Gilead has 25 marketed products. Gilead is also developing treatments for people with HIV/AIDS, liver disease, inflammatory diseases, and has named immuno-oncology and, specifically, hematologic malignancies, as an area of strategic focus moving forward. They are headquartered in Foster City, CA.

Q: How does Forty Seven fit into Gilead’s business strategy?

Gilead appreciates and values our pipeline. Gilead has established worldwide leadership in several therapeutic areas, and declared immuno-oncology and, specifically, hematologic oncology, as a key priority for the future. Gilead views Forty Seven, magrolimab, and our broader pipeline as a central tenet of this strategy.

Q: What are the benefits of the proposed transaction to Forty Seven’s business?

Gilead and Forty Seven share a common commitment to advancing novel immunotherapies for the treatment of disease. Gilead has already established worldwide leadership in several therapeutic areas, and recently declared immuno-oncology and, specifically, hematologic oncology, as a key priority for the future. Gilead views Forty Seven, magrolimab and Forty Seven’s broader pipeline as a central tenet of this strategy.

Combining with Gilead will enable us to more rapidly execute on our vision of helping patients defeat their cancer and reach many more patients around the world.

Q: What are the benefits of the proposed transaction to Forty Seven employees?

As part of the Gilead family, we believe we will have the scale to capitalize on the large and growing market for novel immunotherapies, and gain important resources to accelerate our goals of improving patient outcomes and delivering new medicines to people globally. We believe our shared expertise in oncology – and our shared commitment to hematologic malignancies, in particular – will allow us to continue to innovate as we advance our programs into new indications. In short, Gilead is a tremendous fit for Forty Seven, and provides our employees with the enhanced resources to support patients and the added benefits of being part of a larger organization. Additionally, being a part of the greater Gilead family following the closing of the proposed transaction will also offer expanded growth and career development opportunities for many Forty Seven employees.

Q: Will the Forty Seven name and brand remain? Will it continue to exist within Gilead?

Nothing changes at this time. We will be able to provide more details on matters such as this as we move through the process.

Q: What role will Mark McCamish play going forward?

Gilead recognizes that the strength of our team is a key asset. Mark will continue to be driven by a passion to improve patient’s lives as we move our programs forward.

We will provide more details on matters such as this as we move through this process.

Q: Will the Forty Seven management team remain in place?

Gilead recognizes that the strength of our team is a key asset. Our management team will continue to be driven by a passion to improve patient’s lives as we move our programs forward.

We will provide more details on matters such as this as we move through this process.

Q: How will Forty Seven fit into the overall organization of Gilead? When will we know what the new organizational structure will be?

Forty Seven has a highly experienced team with complementary expertise in a promising area of oncology. Gilead is pleased to be able to add to their expertise in immuno-oncology and looks forward to having Forty Seven become part of the Gilead family. It is important that our team feels motivated and supported in continuing to innovate and make progress. In the lead up to the close of the transaction, we will discuss the best working model to support this and ensure the smooth integration of programs into the Gilead development portfolio.

Q: How will we operate with Gilead?

Until the transaction closes, we will continue to operate independently, though we will also begin working with Gilead on certain transition planning matters.

In the lead up to the close of the transaction, we will discuss the best working model going forward and ensure the smooth integration of our programs into the Gilead development portfolio.

Q: What are the expectations with regard to interactions between Gilead employees and Forty Seven employees between now and closing? Should I reach out to, or expect to hear from, my counterpart at Gilead? When can I share relevant confidential information with Gilead?

Until the closing of the proposed transaction, our two companies will continue to operate independently. Integration teams at Forty Seven and Gilead will be established to determine how we bring our two companies together. As we have updates to provide, we will be sharing that information with you. Please talk with your manager if Gilead employees contact you, if you feel a need to contact Gilead employees, or if there are any questions that you think need input.

Q: Do we have to get approval from Gilead on critical decisions before close?

Until the closing of the proposed transaction, Forty Seven will continue to operate as an independent company. Our merger agreement contains certain customary operating expectations, that will ensure our programs continue on-track. Please consult with your manager or the executive team regarding these expectations. Prior to signing any contracts, committing any funds or committing any material external resources, you should discuss with your manager.

Q: When will the transaction be completed? What should I expect between now and then?

We expect to close the transaction during the second quarter of 2020, subject to regulatory approvals and other customary closing conditions. Until that time, Forty Seven and Gilead will continue to operate as separate, independent companies. It is important that we stay focused on our day-to-day responsibilities and continue developing magrolimab, FSI-174 and FSI-189 as novel therapies to help patients better defeat their disease.

Over the coming weeks, we will be participating in planning work to determine how best to bring our companies together and capitalize on the strengths and talent across each of our organizations. As we have updates to provide, we will be sharing that information with you.

Q: What is the process moving forward in order for the transaction to close? Can you share the next steps that need to occur as the transaction moves forward?

The proposed transaction is anticipated to close during the second quarter of 2020, subject to regulatory approvals and other customary closing conditions, including U.S. antitrust clearance.

In the lead up to the close of the transaction, we will discuss the best working model going forward and ensure the smooth integration of our programs into the Gilead development portfolio.

Q: How will the integration process be managed?

In the lead up to the close of the transaction, we will discuss the best working model going forward and ensure the smooth integration of our programs into the Gilead development portfolio.

Q: What should I do if I am contacted by an external party, such as the media or an investor?

The SEC (Securities and Exchange Commission) has very specific communication standards related to a transaction like this, and it is critically important that the company follow these guidelines. As a result, if you are contacted by the media, an investor or other outside party, please forward the inquiry to Ann Rhoads at arhoads@fortyseveninc.com.

Q: Who can I contact if I have more questions?

We will continue to update you when we are able to do so. If you have questions in the meantime, please speak with Ann Rhoads, arhoads@fortyseveninc.com

Research & Commercialization Efforts

Q: How do I handle or transition external relations with patient advocacy groups, physicians, customers, regulatory agencies, vendors, clinical trial sites, etc.? What type of transition will occur before closing?

Please consult with your manager regarding who will be the point of contact with our partners regarding the transaction. Until the closing of the proposed transaction, Forty Seven will continue to operate as an independent company. We have also contacted regulatory authorities, vendors, clinical partners and others. These matters will be addressed as part of any post-closing integration plan; for the time being, you should continue to manage all external relations as usual.

Q: During the integration process, will we continue with planned regulatory interactions?

Yes. Until the closing of the proposed transaction, Forty Seven will continue to operate as an independent company, including maintaining our relationships with regulators. You should not discuss the proposed acquisition with any of these regulators.

Q: What impact will this have on our current clinical trials and programs?

Until the closing of the proposed transaction, Forty Seven will continue to operate as an independent company. This includes continuing our important work on current clinical trials. The merger agreement has certain customary operating expectations, that will ensure our programs continue on-track. Please consult with your manager or the executive team regarding these expectations. Prior to signing any contracts, committing any funds or committing any material external resources, you should discuss with your manager.

Q: How does this affect the work on the Forty Seven pipeline? Will Gilead continue to work on the programs already underway?

Gilead has indicated a commitment to advancing magrolimab, as well as FSI-174 and FSI-189. For now and until the proposed transaction closes, our operational plans remain unchanged. After the close, the combined company’s management will pursue the development and regulatory strategies that it determines are in the best interest of the combined company and patients.

Q: How does this affect the work Forty Seven is doing with existing partners, like bluebird and Rocket?

Gilead has indicated a commitment to advancing magrolimab, as well as FSI-174 and FSI-189. For now and until the transaction closes, our operational plans remain unchanged. After the close, the combined company’s management will pursue the development and regulatory strategies that it determines are in the best interest of the combined company and patients.

Q: How does the Forty Seven pipeline fit within Gilead’s portfolio?

Gilead and Forty Seven share a common commitment to advancing novel immunotherapies for the treatment of disease. Gilead has already established worldwide leadership in several therapeutic areas, and recently declared immuno-oncology and, specifically, hematologic oncology, as a key priority for the future. Gilead views Forty Seven, magrolimab and Forty Seven’s broader pipeline as a central tenet of this strategy.

Human Resources – Employment and Severance

Q: Will my job remain the same?

Until the closing of the proposed transaction, Forty Seven will continue to operate as an independent company and your job will remain the same. In the lead up to the close of the transaction, we will discuss the best working model going forward and ensure the smooth integration of our programs and team into the Gilead development portfolio.

The merger agreement includes a change of control plan that provides protections for all employees. The proposed plan provides for at least six months severance and healthcare benefits in the event your job substantially changes.

Q: Do I still work for Forty Seven? Or for Gilead?

Until the closing of the proposed transaction, you are an employee of Forty Seven.

Q: Will my manager remain the same?

Yes. Until the closing of the proposed transaction, we will continue to operate as an independent company and your manager will remain the same.

Q: How does this announcement impact my base compensation, bonus, benefits or other terms of my employment? Is there any immediate impact on my benefits?

No. Gilead intends to keep the same salary and bonus structure, as well as the same benefits package, for at least one-year post-transaction. Details on all these matters will be provided to you.

Q: What will happen to Forty Seven’s headquarters as a result of the transaction? Will I be asked/have the opportunity to relocate?

Until the closing of the proposed transaction, we intend to remain in our current offices in Menlo Park, CA.

In the lead up to the close of the transaction, we will discuss the best working model going forward and ensure the smooth integration of our programs and team into the Gilead family.

Q: Does Forty Seven intend to offer severance benefits to employees who voluntarily resign?

No. Employees are only eligible to receive a severance benefit if one’s position is eliminated while they are employed by Forty Seven.

Q: If I receive another job offer before this transaction closes, can I accept that job and receive my severance?

No. Employees are only eligible to receive a severance benefit if one’s position is eliminated while they are employed by Forty Seven.

Q: How should I handle previously-scheduled travel, business meetings, etc.?

Until the transaction closes, you should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

Equity

Q: What will happen to my Forty Seven equity when the transaction closes?

All outstanding options, whether vested or unvested, will be accelerated and paid out in cash at the closing of the proposed transaction.

Q: Can I exercise my vested options before the closing of the transaction?

Yes. You may exercise vested options so long as the trading window is open, subject to pre-clearance.

Q: Will I have to take any action to exercise my vested equity awards?

No. In connection with the closing of the transaction, you will receive cash for your vested awards net of your option exercise price.

Q: What happens to my unvested stock options?

All outstanding options, whether vested or unvested, will be accelerated and paid out in cash at the closing of the proposed transaction. There will be tax implications associated with this transaction. We cannot provide tax advice to you, however. You should consult your tax/financial advisor.

Q: What is the impact of this transaction announcement on the Employee Stock Purchase Plan (ESPP)? What happens to shares I have already purchased? What happens to the money already deducted from my check?

The Forty Seven ESPP remains the same through the closing of the proposed transaction, or the next scheduled purchase date (whichever occurs first).

At that time, all amounts you have contributed, and continue to contribute, into your ESPP plan account will be used to purchase shares of Forty Seven common stock before closing.

Q: How can I get answers to questions that I receive from members of my team?

We have always had an open door policy at Forty Seven. You should feel comfortable asking Ann Rhoads (arhoads@fortyseveninc.com), or other members of the management team, any questions you may have as we go through this process.

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Gilead, Forty Seven and the acquisition of Forty Seven by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Forty Seven’s product pipeline, including magrolimab, FSI-174 and FSI-189; regulatory approval of magrolimab, FSI-174 and FSI-189 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Forty Seven’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Forty Seven and the Schedule TO and related tender offer documents to be filed by Gilead and Toro Merger Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead and Forty Seven, and Gilead and Forty Seven assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Forty Seven, nor is it a substitute for any tender offer materials that Gilead, its acquisition company or Forty Seven will file with the SEC. A solicitation and an offer to buy shares of Forty Seven will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Forty Seven will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. FORTY SEVEN’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Forty Seven at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Forty Seven. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Forty Seven will be available free of charge under the “Investors” section of Forty Seven’s internet website at ir.fortyseveninc.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Forty Seven file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Forty Seven’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.